UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 1, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D	Page of Pages

1.	Name of reporting person: Mitsubishi UFJ Financial Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions): AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Tokyo, Japan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 21.70% **
	8.	Shared voting power: N/A
	9.	Sole dispositive power: 21.70% **
	10.	Shared dispositive power: N/A
11.	Aggregate amount beneficially owned by each reporting person: 370,980,888 shares **
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 21.70% **
14.	Type of reporting person (see instructions): CO

** Includes 13,963,800 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of April 23, 2010. Such shares represent approximately 0.82% of the 21.70% reported in rows 7, 9 and 13 above. The reporting person disclaims beneficial ownership of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009 and the fourth amendment thereto, filed on April 1, 2010 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to the 357,017,088 shares of Common Stock held by MUFG directly (including the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock), as of April 23, 2010, certain affiliates of MUFG held in the aggregate 13,963,800 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

Paragraph F of Item 4 is amended and restated as follows:

“F.	Japan Joint Venture

On May 1, 2010, pursuant to definitive agreements entered into on March 30, 2010, MUFG and the Company consummated the formation of a joint venture in Japan of their respective investment banking and securities businesses. MUFG and the Company have integrated their respective Japanese securities companies by forming two joint venture companies. MUFG has contributed the wholesale and retail securities businesses conducted in Japan by its formerly wholly-owned subsidiary, Mitsubishi UFJ Securities Co., Ltd. (which was renamed “Mitsubishi UFJ Securities Co., Ltd.” as of April 1, 2010) into one of the joint venture entities which is named Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. (“MUMSS”). The Company has contributed the investment banking operations conducted in Japan by its formerly wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd. (“MSJS”), into MUMSS and has contributed the sales and trading and capital markets business conducted in Japan by MSJS into a second joint venture entity called Morgan Stanley MUFG Securities, Co., Ltd. (“MSMS” and, together with MUMSS, the “Joint Venture”). Following the respective contributions to the Joint Venture and a cash payment of 26 billion yen from MUFG to the Company at closing of the transaction (subject to certain post-closing cash adjustments), MUFG holds a 60% economic interest in the Joint Venture and the Company holds a 40% economic interest in the Joint Venture. MUFG holds a 60% voting interest and the Company holds a 40% voting interest in MUMSS, while MUFG holds a 49% voting interest and the Company holds a 51% voting interest in MSMS.

The board of directors of MUMSS has fifteen members, nine of whom are designated by MUFG and six of whom are designated by the Company. The board of directors of MSMS has ten members, six of whom are designated by the Company and four of whom are designated by MUFG. The CEOs of MUMSS and MSMS are designated by MUFG and the Company, respectively.”

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,709,297,955 (which is the number of shares of Common Stock outstanding as of March 22, 2010, as reported by the Company in their annual proxy statement on Schedule 14A, filed on April 12,

2010, plus the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Initial Conversion Price).

As of May 1, 2010, MUFG beneficially owns 357,017,088 shares of Common Stock, comprised of shares of Common Stock owned by MUFG as well as the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock held by MUFG at the Initial Conversion Price.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 21.70% of the outstanding shares of Common Stock (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the Managed Shares if MUFG is deemed to have beneficial ownership of the Managed Shares) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

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